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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                               RYMER FOODS, INC.
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                                (Name of Issuer)


                          Common Stock, $.04 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  783771 30 6
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                                 (CUSIP Number)


 Robert J. Pachmayer, 1301 West 22nd Street, Suite 615, Oakbrook, Illinois 60523
                                 (630)684-9100
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 10, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 783771 30 6             13D                        PAGE 2  OF  4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    FOREST LAKE PARNTERS LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    747,373
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    747,373
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     747,373
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.4%
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14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

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CUSIP NO. 783771 30 6             13D                        PAGE 3  OF  4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    FLP HOLDINGS III, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    747,373
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    747,373
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     747,373
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 783771 30 6             13D                        PAGE 4  OF  4 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    RFI ACQUISITION, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    747,373
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    747,373
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     747,373
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock, $0.04 par value per share ("Common Stock"), of Rymer Foods Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 4600 South Packers Avenue, Suite 400, Chicago, Illinois 60609.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Forest Lake Partners LLC ("Forest"), FLP Holdings III, LLC ("FLP"), and RFI Acquisition, Inc. ("RFI") (collectively, the "Reporting Persons").

         (a) - (c) Forest is an Illinois limited liability company. Forest's principal business is as a strategic investment and operations management firm. The address of Forest's principal business office is 1301 West 22nd Street, Suite 615, Oakbrook, Illinois 60523.

         FLP is an Illinois limited liability company. As of the date hereof, Forest owns 100% of the equity interest in FLP. FLP was formed solely for the purpose of making an investment in the capital stock of RFI, and after the Merger (as defined below), the Surviving Corporation (as defined below). The address of FLP's principal business office is 1301 West 22nd Street, Suite 615, Oakbrook, Illinois 60523.

         RFI is a Delaware corporation. As of the date hereof, FLP owns 100% of the issued and outstanding shares of RFI's capital stock. RFI was formed solely for the purpose of entering into the Merger Agreement (as defined below) and merging with and into the Issuer, at which time the separate corporate existence of RFI will cease and the Issuer will continue in existence as the surviving corporation (the "Surviving Corporation"). The address of RFI's principal business office is 1301 West 22nd Street, Suite 615, Oakbrook, Illinois 60523.

         (d) - (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 10, 2001, the Issuer executed a definitive merger agreement (the "Merger Agreement") with FLP and RFI. Under the terms of the Merger Agreement, RFI will merge with and into the Issuer (the "Merger"), which will continue in existence as the Surviving Corporation. In the Merger, the stockholders of the Issuer will receive cash consideration of $0.525 per share of Common Stock held by each such stockholder in exchange for their shares of Common Stock; however, the per-share cash consideration will be reduced if and to the extent that the expenses of Issuer in connection with the Merger exceed $100,000 (as may be adjusted, the "Merger Consideration").

         The Merger Agreement requires approval by the requisite number of holders of the Issuer's Common Stock required by Delaware law and the Issuer's Certificate of Incorporation. The Merger is also subject to other conditions, including the completion of due diligence, financing, and certain other customary conditions. The Merger is expected to be completed during the second quarter of calendar year 2001, assuming satisfaction or waiver of all applicable conditions.

         Financing the Merger will require approximately $2.54 million to pay the aggregate cash consideration due to all stockholders and option holders of the Issuer upon consummation of the Merger and to pay related fees and expenses of the Issuer. The Reporting Persons also anticipate that the Issuer's existing debt to Finova Capital Corporation will be refinanced on or prior to the closing of the Merger. As of April 1, 2001, the outstanding indebtedness to Finova Capital Corporation was approximately $3.5 million. The Reporting Persons intend to finance the Merger through a combination of bank financing and private equity investments.

         The foregoing discussion of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement filed with this Schedule 13D as
Exhibit 1 and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) The information set forth in Item 3 above is incorporated herein by reference. The Merger is being consummated to permit the Reporting Persons to acquire the Issuer from the public stockholders of Issuer and take Issuer from being a public corporation to being a private corporation owned by the Reporting Persons and certain equity investors yet to be determined.

         The Reporting Persons acquired beneficial ownership of 747,373 shares of Common Stock (representing approximately 17.4% of the outstanding Common Stock as of the date hereof) upon the execution of three separate voting agreements (collectively, the "Voting Agreements") by and between RFI and Paul Edward Schenk, Jr., Robert Rittmaster, and Thomas Krasner, respectively (collectively, the "Stockholders").

         Pursuant to the Voting Agreements, the Stockholders have agreed that at any meeting of stockholders of the Issuer called for the approval of the Merger Agreement and the transactions contemplated thereby (collectively, the "Transactions") or a transaction involving the acquisition of a material portion of the assets or capital stock of the Issuer other than the Merger (a "Third Party Transaction"), or in connection with any written consent of the holders of shares of the Common Stock, or in any other circumstances in which the Stockholders are entitled to vote, consent or give any other approval, with respect to the Merger Agreement, the Transactions or a Third Party Transaction,



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to vote (or cause to be voted) the shares of Common Stock of Issuer held by the
Stockholders at the direction of RFI with respect to such transactions.

         The Stockholders also agreed pursuant to the Voting Agreements that at any meeting of stockholders of the Issuer, or in connection with any written consent of the holders of shares of Issuer's Common Stock to vote (or cause to be voted) the shares of Common Stock of Issuer held by the Stockholders against the following actions: (1) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of the Stockholders under the Voting Agreements; (2) any action or agreement that could reasonably be expected to impede, interfere with, prevent, materially delay, nullify, materially postpone or attempt to discourage the Merger and/or the Transactions, including, but not limited to, (A) the adoption by the Issuer of a proposal regarding (i) the acquisition of the Issuer by merger, tender offer or otherwise by any person other than RFI or any designee thereof (a "Third Party"), or any other merger, combination or similar transaction with any Third Party, (ii) the acquisition by a Third Party of 5% or more of the assets of the Issuer and its subsidiaries, taken as a whole (whether by the acquisition of assets or securities of, or any merger, consolidation or other business combination involving the Issuer or any of its subsidiaries), (iii) the acquisition by a Third Party of 5% or more of the outstanding shares of Issuer's Common Stock, or (iv) the repurchase by the Issuer and/or any of its subsidiaries of 5% or more of the outstanding shares of Issuer's Common Stock; (B) any amendment of the issuer's Certificate of Incorporation or By-laws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction could in any manner reasonably be expected to impede, interfere with, prevent, materially delay, nullify, materially postpone or attempt to discourage the Merger and/or the Transactions, or change in any matter the rights and privileges, including, without limitation, voting rights of any class of the Issuer's capital stock; (C) any change in the management or board of directors of the Issuer that could in any manner reasonably be expected to impede, interfere with, prevent, materially delay, nullify, materially postpone or attempt to discourage the Merger and/or the Transactions; (D) any material change in the present or dividend policy of the Issuer; or (E) any other material change in the Issuer's corporate structure or business. The Stockholders, in their capacity as stockholders of the Issuer, also agreed not to commit or agree to take any action inconsistent with the foregoing and granted to RFI an irrevocable proxy to vote the shares of Common Stock of Issuer held by the Stockholders as indicated above.

         Furthermore, the Stockholders agreed not to (1) sell, transfer, tender pursuant to a tender offer, pledge, encumber, assign or otherwise dispose of or hypothecate (including by gift or by contribution or distribution to any trust or similar instrument or to any beneficiaries of the Stockholders) (collectively, "Transfer") or enter into any contract, option or other arrangement or understanding (including any profit sharing agreement) with respect to the Transfer of any of the shares of Common Stock of Issuer held by the Stockholders except as contemplated by the Voting Agreements or the Merger Agreement, (2) enter into any voting arrangement or understanding with respect to the shares of Common Stock of Issuer held by the Stockholders, whether by proxy, voting agreement or otherwise, or (3) take any action that could reasonably be expected to make any of the Stockholders' representations or warranties contained in the Voting Agreements untrue or incorrect or could reasonably be expected to have the effect of preventing or disabling the Stockholders from performing any of their obligations under the Voting Agreements.

         In addition, the Stockholders have granted to RFI an irrevocable option to purchase all of the Stockholders' shares of Common Stock at a price per share equal to the Merger Consideration. This option is exercisable by RFI at any time prior to the termination of the Voting Agreements.

         The foregoing discussion of the Voting Agreements is qualified in its entirety by reference to the voting agreements filed with this Schedule 13D as Exhibits 2-4 and incorporated herein by reference.

         (c)      Not applicable.

         (d)      Not applicable.

         (e) In connection with the Merger and pursuant to the Merger Agreement, each share of Common Stock of the Issuer outstanding at the time of the Merger will be converted into the right to receive the Merger Consideration. Following completion of the Merger, all of the issued and outstanding capital stock of the Surviving Corporation will be owned by FLP and certain equity investors yet to be determined.

         (f)      Not applicable.

         (g)      Not applicable.

         (h) - (I) Issuer's Common Stock is listed on the OTC bulletin board. In connection with the Merger, the Issuer's Common Stock will be delisted and become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (j)      Not applicable.




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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) RFI beneficially owns 747,374 shares of Common Stock, representing approximately 17.4% of the outstanding shares as to which it has shared voting and dispositive power by way of the Voting Agreements. Each of Forest and FLP, exclusively through their direct or indirect control of RFI also beneficially own the same 747,373 shares of Common Stock, representing approximately 17.4% of the outstanding shares of Common Stock and has shared voting and dispositive powers over such shares by virtue of the Voting Agreements.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth in Items 3 and 4 above is incorporated herein by reference.

         To induce FLP and RFI to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements. The Voting Agreements obligate the Stockholders to vote the shares of Common Stock of Issuer held by the Stockholders as directed by RFI in favor of the Merger and against certain changes that could impede the completion of the Merger. Although the Reporting Persons and the Stockholders may be deemed to have formed a "group" within the meaning of Section 13(d) or 13(g) of the Exchange Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Agreement and Plan of Merger, dated as of April 10, 2001, between
           Issuer, FLP and RFI.

Exhibit 2: Voting Agreement, dated as of February 21, 2001 (and delivered to
           RFI effective as of April 10, 2001), by and among RFI and Paul Edward Schenk, Jr.

Exhibit 3: Voting Agreement, dated as of February 21, 2001 (and delivered to
           RFI effective as of April 10, 2001), by and among RFI and Robert Rittmaster.

Exhibit 4: Voting Agreement, dated as of March 2, 2001 (and delivered to RFI effective as of April 10, 2001), by and among RFI and Tomas Krasner.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 20, 2001

                                           FOREST LAKE PARTNERS LLC


                                           By: /s/ Robert J. Pachmayer
                                               ----------------------------
                                               Name:  Robert J. Pachmayer
                                               Title:  Managing Member



                                           FLP HOLDINGS III, LLC

                                           By:  Forest Lake Partners LLC
                                           Its:  Manager


                                           By: /s/ Robert J. Pachmayer
                                               ----------------------------
                                               Name:  Robert J. Pachmayer
                                               Title:  Managing Member



                                           RFI ACQUISITION, INC.


                                           By: /s/ Robert J. Pachmayer
                                               ----------------------------
                                               Name:  Robert J. Pachmayer
                                               Title:  President





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (se U.S.C. 1001).


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